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                            December 11, 2020

       Xiaogang Qin
       Chief Executive Officer
       Wunong Net Technology Co Ltd
       B401, 4th Floor Building 12, Hangcheng Street
       Hourui No. 2 Industrial District
       Southern Section, Zhichuang Juzhen Double Creative Park
       Bao   an District, Shenzhen, People   s Republic of China

                                                        Re: Wunong Net
Technology Co Ltd
                                                            Amended
Registration Statement on Form F-1
                                                            Filed December 9,
2020
                                                            File No. 333-248876

       Dear Mr. Qin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form F-1

       Exhibits

   1.                                                   Please revise Exhibit
5.1 to remove the implication that the opinion covering the resale shares is based solely
on the Director's Certificate. Counsel is required to review all documents necessary to
render its opinion. In addition, please provide a signed and dated opinion.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Xiaogang Qin
Wunong Net Technology Co Ltd
December 11, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameXiaogang Qin                             Sincerely,
Comapany NameWunong Net Technology Co Ltd
                                                           Division of
Corporation Finance
December 11, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName